1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WENDY ROBBINS FOX wendy.fox@dechert.com +1 202 261 3390 Direct +1 202 261 3090 Fax

December 8, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Aberdeen Australia Equity Fund, Inc. (“Registrant”)
File Nos. 811-04438 & 333-133618

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is Pre-Effective Amendment No. 2 to the Registrant’s Form N-2 filed on April 28, 2006 under the Securities Act of 1933, as amended. The filing relates to an underwritten offer and sale of newly issued shares of the Registrant.

Please direct any questions concerning the filing to Sander Bieber at 202.261.3308 or the undersigned at 202.261.3390.

Sincerely,

/s/ Wendy Fox
Wendy Fox